UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
under
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

AVENTIS
(Name of subject company)

AVENTIS
(Name of person filing statement)

Ordinary Shares
nominal value 3.82 Euros per Ordinary Share
(Title of class of securities)

053561106
(CUSIP Number of class of securities)

Patrick Langlois
Chief Financial Officer
67917 Strasbourg CEDEX 9
FRANCE
(011) (33) 3 88 99 11 00
(Name, address and telephone number of person authorized
to receive notices and communications on behalf
of the person filing statement)

COPIES TO:

Richard A. Pollack Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 (212) 558-4000	George J. Sampas Sullivan & Cromwell LLP 1 New Fetter Lane London EC4A 1AN United Kingdom (011) (4420) 7959-8900
☒
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The following document was made available by Aventis (the "Company" or "Aventis") on March 12, 2004.

Aventis shareholders are urged to read Aventis' Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by the Company with the U.S. Securities and Exchange Commission (the "SEC"), as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC are available without charge from the SEC's website at www.sec.gov.

NO

Say no to

    Sanofi’s offer

It undervalues Aventis

    It carries significant risk

>  SAY NO TO SANOFI’S OFFER  >

LETTER FROM THE MANAGEMENT BOARD

Dear Stakeholder,

On January 26, Sanofi-Synthélabo launched a hostile bid for Aventis. The Management and Supervisory Boards of Aventis believe that this offer significantly undervalues Aventis and is not in the best interests of shareholders or employees. We have therefore unanimously rejected the offer and we advise our shareholders to do the same and not to tender their shares.

Our rationale for rejecting the offer is simple – low value and high risk.

Value

•                       VALUE: The offer significantly undervalues Aventis, in terms of both fundamental value and the absence of any premium for control.

•                       PAPER OFFER: This is not a cash offer. The proposed offer consideration consisting of 81% shares and 19% euro, Aventis shareholders are essentially being asked to accept shares in Sanofi and take on all the risks inherent in Sanofi’s future plus the inherent risks of their hostile approach.

Risk

•                       PLAVIX RISK: Patents on Plavix, Sanofi’s leading product, are subject to imminent legal challenge which if successful will have a material negative impact on Sanofi’s share price.

•                       GROWTH RISK: Sanofi’s two other major products face generic competition in the near future and Sanofi’s pipeline is not expected to be able to replace these losses.

•                       EXECUTION RISK: Sanofi’s synergy estimates are vague and their timing unrealistic.

•                       INTEGRATION RISK: This is a hostile offer and the two companies are fundamentally different. There is therefore considerable risk that the combined company will not be able to generate growth that is as strong, sustainable and profitable as that of Aventis.

•                       SOCIAL RISK: Given the two companies’ overlap in Europe, this combination is likely to cause considerable job losses, particularly in France and Germany.

This document highlights why there is more value ahead for Aventis and why a forced combination with Sanofi would have limited strategic benefit for Aventis employees and its shareholders.

We are progressing well on a number of fronts in our commitment to maximize value and ensure a strong future for Aventis, and we will keep you updated on developments as they happen.

The whole process will not finish until the end of May at the earliest, and in the meantime we urge you to SAY NO TO SANOFI’S OFFER. It is a blatant attempt to acquire Aventis on the cheap.

Yours truly,

/s/ Igor Landau

Igor Landau
Chairman of the Aventis Management Board

>  SAY NO TO SANOFI’S OFFER  >  IT UNDERVALUES AVENTIS  >  IT CARRIES SIGNIFICANT RISK  >

SANOFI’s OFFER FUNDAMENTALLY UNDERVALUES AVENTIS

2000-2003: Aventis has created a platform for growth

A strong company, getting stronger

Aventis is a strong company and it is set to accelerate its growth in the years to come. Since the creation of Aventis in 1999, we have delivered on our promises year after year.

We said we would bring the profitability of Aventis in line with the global pharmaceutical industry, and we have done so. We have increased our EBITA margin by around 10 percentage points. We have doubled our earnings per share. We have reduced our debt from more than € 13 billion in 2000 to less than € 4 billion by the end of 2003.

Focus on Strategic Brands and Human Vaccines

We said we would focus our business on those key therapeutic areas where we see the greatest growth potential. Throughout the last four years we have been divesting non-core businesses and today, nearly 65% of our sales are from our strategic products versus approximately 42% at the time of the creation of Aventis. Aventis is now genuinely a global pharmaceutical company focusing on high growth therapeutic areas such as diabetes, cancer, thrombosis and respiratory, as well as human vaccines.

Increased focus on the U.S. market

We said we would significantly expand our presence in the United States, the world’s biggest pharmaceutical market. Today, nearly 40% of Aventis core business sales come from the United States, compared to around 25% in 2000. Year after year, our U.S. business has generated above-average growth. We have succeeded in building our own efficient U.S. commercial platform and we have strong market positions in our key therapeutic areas.

Building a strong U.S. base (in %)

(As a percentage of core business sales)

Strong focus on strategic brands and human vaccines (in %)

(As a percentage of core business sales)

We have increased profitability, built a strong U.S. presence and focused on growth products.

>  SAY NO TO SANOFI’S OFFER  >  IT UNDERVALUES AVENTIS  >  IT CARRIES SIGNIFICANT RISK  >

SANOFI’s OFFER FUNDAMENTALLY UNDERVALUES AVENTIS

2000-2003: Aventis has created a platform for growth

Research and Development

At the heart of our business is the ability to develop new products, and again, here we have delivered on our promises. We have focused our R&D activities on key therapeutic areas and now have one of the most dynamic R&D portfolios in the industry. In 1999, Aventis had not a single product with annual sales of more than € 1 billion. By 2003, we had four such blockbuster products (Allegra/Telfast, Lovenox/Clexane, Taxotere and Delix/Tritace), with another ten potential blockbusters either launched or due to be launched in the next few years.

Becoming a partner of choice

We said we would develop new partnerships and alliances to build a strong product pipeline. Since the merger, we have signed more than 70 agreements pertaining to licensing, marketing or R&D with a variety of counterparties ranging from biotechnology companies to the most respected pharmaceutical companies in the world.

Financial Performance

The results of our strategy are evident in our 2003 financial performance. Earnings per share from our core business increased by 18.6% and have more than doubled in the last four years. With our healthy balance sheet we have the flexibility to actively strengthen our pharmaceutical business through in-licensing, partnering or targeted acquisitions. And we are generating sufficiently strong cashflow to embark on a further share buyback program of € 2 to 3 billion.

But this is just the beginning. We have laid the groundwork for accelerated growth in the period beyond 2004.

Core EPS growth 2000-2003

In 2003 we had 4 blockbuster products with another 10 potential blockbusters either launched or due to be launched.

>  SAY NO TO SANOFI’S OFFER  >  IT UNDERVALUES AVENTIS  >  IT CARRIES SIGNIFICANT RISK  >

SANOFI’s OFFER FUNDAMENTALLY UNDERVALUES AVENTIS

2004-2007: A period of accelerating growth

Accelerated growth ahead

For 2004 we are targeting sales growth of 6 to 7% and earnings per share growth of approximately 15%.

For the period from 2005 to 2007 we are targeting average annual sales growth of 10 to 11% and earnings per share growth of 13 to 15%.

This growth should place Aventis in the top tier of industry growth rates and is driven by a number of factors.

Growth fuelled by focus

Aventis is today a focused pharmaceutical company. The divestment of non-core activities will be completed by the end of 2004. In 2003 we reduced our shareholding in Rhodia to 15.3%. In November we sold our 11.8% holding in Clariant, and in December we announced the agreement to sell Aventis Behring to CSL Ltd for up to $ 925 million.

We are also in discussions to implement a partnership on part of our non-strategic products in Europe accounting for sales of approximately € 1.5 billion in 2003. This will enhance our sale growth prospects with only a limited negative effect on earnings, and focus our activities even further on our strategic product portfolio.

This growth should place Aventis in the top tier of industry growth rates.

Expected average annual variation in sales(1) and net earnings per share growth, 2005-2007(2)

Sales growth (in %)

Net earnings per share growth(3) (in %)

(1) Before currency impact and proforma basis after carve-out of € 1.5 billion of mature products

(2) Corresponds to compound annual growth rate in 2004-2007

(3) Net earnings per share before non-recurring items and after goodwill amortization

Sources for Aventis: data from the company; for the other companies: Analyst consensus estimates based on a sample of research reports published before the offer.

>  SAY NO TO SANOFI’S OFFER  >  IT UNDERVALUES AVENTIS  >  IT CARRIES SIGNIFICANT RISK  >

SANOFI’s OFFER FUNDAMENTALLY UNDERVALUES AVENTIS

2004-2007: A period of accelerating growth

Growth fuelled by productivity improvement

We have an ongoing program to enhance our operational performance through the streamlining of our structures and business processes. The resulting increased productivity should lead to substantial cost savings estimated at approximately € 500 million per annum from 2006 onwards.

Growth fuelled by product portfolio with high potential

But most of all, growth will be driven by innovation in new drugs. Aventis has a dynamic research and development portfolio with 94 products in development phases in a variety of key therapeutic areas. Moreover, this portfolio contains a number of drugs, which we believe will become blockbusters.

Already, Allegra, Lovenox/Clexane, Taxotere and Delix/Tritace already have annual sales in excess of € 1 billion. By 2007 we expect to have four more blockbusters with Actonel, Lantus, Copaxone and Ketek. And beyond 2007, at least another six products have blockbuster potential. All of these products have been launched or are expected to be launched within the next two years.

Aventis has a dynamic R&D portfolio with 10 potential blockbusters.

The Aventis portfolio of new blockbusters scheduled for launch in the next few years

Product	Therapeutic Area	Launch Date	Potential Peak Sales (in € million)

Actonel(1)	Osteoporosis	On market	> 2000

Copaxone(2)	Central Nervous System	On market	> 1000

Lantus	Diabetes	On market	> 2500

Ketek	Respiratory System	On market	> 1500

Flu Vaccines	Vaccination	On market	> 1000

Genasense	Oncology	2004	> 2000	(3)

Alvesco(4)	Respiratory System	2005	> 1500	(5)

Sculptra	Dermatology	2004	> 1000

Menactra	Meningitis Vaccine	2005	> 1000

Exubera(6)	Diabetes	Not announced	> 1000

(1) In partnership with Procter & Gamble Pharmaceuticals

(2) In partnership with Teva Pharmaceutical Industries

(3) Conditional on ongoing clinical studies on certain solid tumors

(4) In partnership with ALTANA Pharma

(5) Potential based on the introduction to market in 2008 of a combined form of Alvesco and formoterol

(6) In partnership with Pfizer

Source: Aventis

>  SAY NO TO SANOFI’S OFFER  >  IT UNDERVALUES AVENTIS  >  IT CARRIES SIGNIFICANT RISK  >

SANOFI’s OFFER FUNDAMENTALLY UNDERVALUES AVENTIS

Under all comparisons, Sanofi is trying to buy Aventis on the cheap

Sanofi’s offer is 25% lower than what is justified by Aventis’ contribution to a combined company’s earnings

Whichever way you look at Sanofi’s offer it grossly undervalues Aventis. For a start, the offer does not reflect the fact that Aventis will contribute the majority of the earnings of the combined company. The exchange ratio is 25% lower than the ratio implied by Aventis’ earnings contribution. In addition, due to the fact that some of Sanofi’s shareholders have double voting rights, Aventis shareholders would be disadvantaged further in having only 39% of the voting rights of the combined company.

On a price to earnings basis the offer is at a 23% discount to the sector

The offer values Aventis on a multiple of 16. 2x, significantly below the average multiple for the sector, and also below that of Sanofi. What is more, this does not take into account our accelerated growth prospects or the fact that Sanofi is seeking to acquire control of Aventis and should have to pay shareholders an appropriate premium for that control.

Whichever way you look at Sanofi’s offer, it grossly undervalues Aventis.

P/E Pre-Goodwill 2003E(1) (x)

(1) Source: Published net income before goodwill amortization and exceptional items. Based on the average volume weighted share price for the one-month period ending on January 21, 2004

>  SAY NO TO SANOFI’S OFFER  >  IT UNDERVALUES AVENTIS  >  IT CARRIES SIGNIFICANT RISK  >

SANOFI’s OFFER FUNDAMENTALLY UNDERVALUES AVENTIS

Under all comparisons, Sanofi is trying to buy Aventis on the cheap

Premium is 31.5 percentage points below other transactions in the pharmaceutical sector

There is no meaningful premium. On the basis of other recent transactions involving the acquisition of control in our sector, the offer is nearly 32 percentage points below the average premium paid of 46.7%.

Premium is 30.0 percentage points below other hostile transactions in France

And because the offer is unsolicited it should also be compared against other recent hostile transactions in France. Here the premium is 30 percentage points below the average premium paid of 45.2%.

On all counts Sanofi is trying to buy Aventis on the cheap.

Sanofi is trying to buy Aventis on the cheap. And they are trying to do it with shares that contain significant downside risk.

Contribution Analysis – FY 2003A(1) (in %)

Large transactions premium on unaffected prices – 1 month average prior to announcement(5) (in %)

(1) Offer exchange ratio is based on Alternative Share Exchange Offer. Sanofi data from press release of February 16, 2004.

(2) Net income before extraordinary items and goodwill amortization (Aventis core). For Sanofi, this corresponds to ‘‘net income before exceptional items and goodwill amortization."

(3) Operating income before goodwill amortization and depreciation charges, including pre-tax equity in income of affiliated companies (Aventis core). In the absence of disclosure by Sanofi of its EBITDA, it has been calculated on the basis of (i) announced operating income including pre-tax income from equity method investees and the amortization of intangible assets (cf. note 4 below), and (ii) depreciation and amortization charges estimated by the consensus of analysts (based on 11 detailed reports dated August to December 2003).

(4) Operating income before goodwill amortization, including pre-tax equity in income of affiliated companies (Aventis core). Corresponds to operating income (€ 3 075 million), net of amortization of intangible assets (€ 129 million) and to which is added the pre-tax income from equity method investees. The latter is obtained by increasing the equity investees’ net income (€ 20 million) by the difference between 100% and the tax rate (35.4%), resulting in € 31 million.

(5) Based on L1M volume-weighted average share price for target and bidder.

>  SAY NO TO SANOFI’S OFFER  >  IT UNDERVALUES AVENTIS  >  IT CARRIES SIGNIFICANT RISK  >

SANOFI’s OFFER CARRIES SIGNIFICANT RISK

Key products face risk of generic competition

A paper offer with downside risk

Sanofi’s offer is essentially a paper offer as it consists of 81% Sanofi shares. The quality and profile of Sanofi’s future growth is questionable and there is significant potential downside to Sanofi’s share price.

The imminent risk to Plavix

30.5% of Sanofi’s developed sales are generated by just one product, Plavix, which is currently the target of U.S. lawsuits challenging its patent. If these challenges are successful, then the launch of generic competitors to Plavix starting in 2005 could have a significant negative impact on the value of Sanofi’s shares.

According to a number of financial analysts the impact of the loss of the Plavix patent could lead to a fall of more than € 20 per Sanofi share.

Ambien and Eloxatin also at risk

Ambien, Sanofi’s second biggest product, will lose its patent in 2006 and face competition from generic drugs. Although Sanofi has developed an alternative, Ambien CR, even Sanofi does not expect it to replace any more than 30-35% of Ambien’s peak sales due to the expected launch of competing products by Sepracor and Pfizer in 2004 and 2005.

Also in 2006, the patent on Eloxatin, Sanofi’s fastest growing product, will fall into the public domain in Europe and in the United States, the lapsing of data exclusivity in 2007 will increase the risk of competition from generics. Together, Plavix, Ambien and Eloxatin account for over 50% of Sanofi’s developed sales – sales that will need to be replaced by new products, but which?

According to a number of financial analysts the impact of the loss of Plavix could lead to a fall of more than € 20 per Sanofi share.

Estimated impact on Sanofi share price

Broker perception of Plavix U.S. patent risk(1)

(1) Average broker estimates at the time Sanofi launched its offer (CAI, Deutsche Bank, HSBC, BNPP and JP Morgan)

Products accounting for over 50% of Sanofi’s current portfolio at risk

(1) Sanofi defines its ‘developed sales’ as its consolidated sales, excluding sales of products to its alliance partners, but including sales that are made through its alliances with Bristol-Myers Squibb, Fujisawa and Organon and not included in its consolidated sales.

>  SAY NO TO SANOFI’S OFFER  >  IT UNDERVALUES AVENTIS  >  IT CARRIES SIGNIFICANT RISK  >

SANOFI’s OFFER CARRIES SIGNIFICANT RISK

Risk of no new blockbusters in near term

Sanofi has built no blockbusters in the last three years

However, Sanofi’s pipeline is not expected to replace these foreseen losses.

In the last three years Sanofi has only managed to launch three new products. None of these is a potential blockbuster.

Arixtra was the great hope of Sanofi but has produced very disappointing results with sales of less than € 20 million in 2003, which has caused a substantial decrease in sales projections. Now, Sanofi is looking to divest Arixtra and to trade it in for the successful Aventis blockbuster product Lovenox/Clexane.

Are there any new Sanofi blockbusters likely in the next three years?

And for the next three years Sanofi has only one late-stage project, that is considered to have a blockbuster potential. But given that Sanofi has only published preliminary Phase III data on this compound, Rimonabant, and there have been questions over side-effects, uncertainties regarding its profile, its potential and its launch date remain. The bottom-line is – Sanofi’s top line growth is expected to be a mere 2% in 2007 (*).

(*) Market consensus average of 11 detailed analyst research notes of August trough December 2003

Sanofi’s top line growth is expected to be a mere 2% in 2007.

Expected launch of new products between 2004 and 2006

(1) Abandonment of the indication for non-small-cell lung cancer will probably lead to a delay in the planned market launch date.

Note: Ambien CR, derived from Ambien, is not considered as a launch of a new product for purposes of this analysis.

Source: Aventis; HSBC (September 2003) for the Sanofi-Synthélabo products Tirapazamine, Fumaligin and Rimonabant.

>  SAY NO TO SANOFI’S OFFER  >  IT UNDERVALUES AVENTIS  >  IT CARRIES SIGNIFICANT RISK  >

SANOFI’s OFFER CARRIES SIGNIFICANT RISK

Execution risk, and integration risk

Uncertain growth profile for combined company

Putting two companies together is not easy. It is even more difficult when it is being done in a hostile environment. There is therefore considerable risk that any combined company will not be able to generate growth that is as strong, sustainable and profitable as that of Aventis on its own.

Cost savings with unrealistic timing

Sanofi has said that it expects to generate synergies of € 1.6 billion by 2006, but won’t say how. It is most likely that these will arise from job losses, which in previous pharmaceutical transactions have amounted to between 8 and 14% of the combined workforce – in Aventis and Sanofi’s case over 100 000 people. Given the concentration of jobs, that the combined entity would have in Europe, and above all France, where there are strong labor laws and regulations, the realization of these cost savings in such a short time frame appears unrealistic.

Geographic breakdown of the combined workforce(1)

(1) Based on latest published figures (Aventis 2003; Sanofi 2002)

Sales synergies seem like wishful thinking

Sanofi has also said that it expects a third of its projected synergies to be sales synergies derived from additional sales of its products through Aventis’ strong commercial network. But this seems like wishful thinking. Aventis’ salesforce is already at full capacity, and with the flow of new products is likely to remain so.  Further, most of Sanofi’s major products are managed through partnership agreements, such as Plavix through Bristol-Myers Squibb. So it is not clear how this would change.

Significant integration risk

Aventis and Sanofi are two fundamentally different companies, both in terms of size and culture, and this will create significant integration risk.

Aventis is a global company of some 70 000 employees. It markets global products on a global scale through a global organizational structure similar to other major pharmaceutical companies.

Sanofi is a much smaller company of about 33 000 employees managed out of Paris. It has one fifth of its sales in France and limited exposure or market know-how in the U.S. and Japanese markets.

Integrating two such different companies would be extremely challenging. The backdrop of a hostile takeover and the lack of truly international management expertise at Sanofi will add to this risk. This would be disruptive and have a negative impact on the business – to the detriment of Aventis shareholders and employees.

There is no real explanation of how such synergies can be achieved in such a short time.

>  SAY NO TO SANOFI’S OFFER  >  IT UNDERVALUES AVENTIS  >  IT CARRIES SIGNIFICANT RISK  >

SANOFI’s OFFER CARRIES SIGNIFICANT RISK

Regulatory risk, and shareholder risk

Offer is subject to review by antitrust authorities

Sanofi’s offer will undergo scrutiny by antitrust authorities in several countries, most importantly in the European Union and the United States.

It is difficult to predict what these authorities might require following their reviews, but it will most certainly result in a reduction in sales. Indeed, Sanofi has indicated that it will divest two of its drugs, Arixtra and Fraxiparine, with a view to avoiding a possible dominant position in the cardiovascular field in Europe and the U.S.

It is also difficult to predict how a change of control will affect certain of Aventis’ important alliances. Two such contracts relate to potential future blockbusters (Exubera and Actonel).

Risk from Sanofi’s major shareholders selling out

Sanofi is controlled by two major shareholders – Total Group and L’Oréal. Total Group currently owns 24.35% of total capital stock and 35.04% of the voting rights of Sanofi-Synthélabo, while L’Oréal owns 19.52% of the capital stock and 28.09% of the voting rights of Sanofi-Synthélabo. These two groups have both indicated that they do not see their holding in Sanofi as a core investment. Total has specifically indicated that it intends to dispose of its non-core assets, including its stake in Sanofi-Synthélabo. A potential sale by Total of its stake in Sanofi-Synthélabo is likely to weigh considerably on the share price.

A potential sale by Total of its stake in Sanofi-Synthélabo is likely to weigh considerably on the share price.

Proforma shareholding structure of combined company

>  SAY NO TO SANOFI’S OFFER  >  IT UNDERVALUES AVENTIS  >  IT CARRIES SIGNIFICANT RISK  >

A TAKEOVER DESIGNED TO BENEFIT SANOFI NOT AVENTIS

It is easy to see why Sanofi would want to take over Aventis: It is trying to buy itself a future

Aventis

Global organization

70 000 employees

Core business sales of € 16.8 billion in 2003

Core operating income € 3 919 million in 2003

Critical mass in U.S. and Japan, Leading position in many European markets

Balanced product portfolio; biggest product contributes less than 12% to sales

Focus on strategic brands with global marketing concept

Partner of choice for other pharmaceutical companies

• 4 current blockbusters

• 4 potential new blockbusters recently launched

• At least 6 other potential new blockbusters in late stage development

Sales growth set to accelerate

Defined productivity enhancement programme based on in-depth knowledge of company

“We don’t need Sanofi, but they need Aventis.”

Igor Landau,

Chairman of Aventis

Sanofi

French organization

33 000 employees

Consolidated sales of € 8.0 billion in 2003

Operating income € 3 075 million in 2003

Minimal presence in U.S. and Japan, and no leading position in any European market outside France

High concentration with 50% of developed sales from just three products, each with an uncertain future

“No small products, no small countries”

Reliance on other companies to market products

• 3 current blockbusters

• No potential blockbuster recently launched

• One potential blockbuster in late stage development

Sales growth set to decline

Speculative synergy estimates of € 1.6 billion with questionable timing and high execution risk

“If we didn’t do this we’d be the ones on the receiving end.”

Jean-François Dehecq,

Chairman of Sanofi-Synthélabo

SAY NO TO SANOFI’S OFFER.

Brand names appearing in italics throughout this report are trademarks of Aventis and/or its affiliates, with the exception of:

• trademarks used or that may be used under license by Aventis and / or its affiliates, such as Actonel, a trademark of the Group Procter & Gamble Pharmaceuticals, Alvesco, a trademark of the Group ALTANA Pharma AG, Campto, a trademark of the Group Kabushiki Kaisha Yakult Honsha, Copaxone, a trademark of the Group Teva Pharmaceutical Industries, DiaPep277, a trademark of Peptor Ltd, Exubera, a trademark of the Group Pfizer Products Inc., Genasense, a trademark of Genta Inc. in the U.S.;

• Ambien, Ambien CR, Arixtra, Eloxatin, Fasurtec, Fraxiparine, Fumaligin, Plavix and Tarapazamine, trademarks of Sanofi-Synthélabo.

Statements in this report regarding management’s expectations, targets or intentions or to the future performance or circumstances of Aventis, including among other things, statements containing projections or estimates of revenues, income, earnings per share, capital expenditures, capital structure, or other financial items; plans and objectives relating to future operations, products, or services; future economic performance; or assumptions underlying or relating to any such statements, are forward-looking statements that are based on the current expectations and estimates of Aventis management, and are subject to risks and uncertainties.

Actual results may differ materially, depending on factors that may include, but are not limited to, any of the following: failure to achieve sales goals due to competition or market acceptance of our products; successful introduction of generic competitors to any of our strategic brands; unexpected negative results from research and development or clinical trials of current product candidates; failure to obtain, or unexpected delays in obtaining, new product and therapeutic indication regulatory approvals; unfavorable exchange rate movements, particularly between the U.S. dollar and the euro; delay in, or failure to achieve expected levels of net proceeds from, sales of assets; introduction of new or revised regulations or requirements pertaining to product approval, product safety, environmental protection or manufacturing processes; regulatory actions that are either unexpected or inopportunely timed; patent protection that proves ineffective; unexpected litigation costs or liabilities; and other risks and uncertainties that are difficult to predict.

Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Aventis on file with the Securities and Exchange Commission and in the current Annual Report – “Document de Référence” – on file with the Autorité des marchés financiers (the “AMF”) in France.

Aventis acknowledges that the safe harbor for forward-looking statements under section 27A of the Securities Act and Section 21E of the Exchange Act, as added by the Private Securities Litigation Reform Act of 1995, does not apply to forward-looking statements made in connection with a tender offer.

Aventis shareholders are advised to read Aventis’ Note d’information en réponse registered under visa n° 04-0135 with the AMF. This document contains important information. Aventis shareholders are also advised to read Aventis’ Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by Aventis with the U.S. Securities and Exchange Commission (the “SEC”), as it will contain important information. The Note d’information en réponse and the Solicitation/Recommendation Statement and other public filings made from time to time by Aventis with the AMF or the SEC are or will be made available without charge by Aventis and are available without charge from the AMF’s website at www.amf-france.org and/or from the SEC’s website at www.sec.gov.

Pursuant to Article 7 of the COB Regulation no. 2002-04, this document was transmitted to the Autorité des marchés financiers before its publication.

For more information and regular updates, please visit our web site:
www.aventis.com

Aventis

67917 Strasbourg Cedex 9 • France • www.aventis.com